UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0721 Expires: July 31, 2022 Estimated average burden hours per response... 639.34

FORM 1-SA

☒ SEMI ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

Circle of Wealth Fund III LLC

(Exact name of issuer as specified in its charter)

Idaho	83-2684731
State or other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

701 E Front Ave, Floor 2, Coeur d’Alene, ID 83814

(Full mailing address of principal executive offices)

800-971-5988

(Issuer’s telephone number, including area code)

In this Semiannual Report, references to the “Company,” “Fund,” “we,” “us” or “our” or similar terms refer to Circle of Wealth Fund III LLC, an Idaho limited liability company and references to our “Manager” refer to Secured Investment Corp., a Wyoming corporation, our manager.

This Semiannual Report on Form 1-SA, or the Semiannual Report, contains forward-looking statements. Investors should not place undue reliance on forward-looking statements, and should consider carefully the statements made in “Risk Factors” and elsewhere in our Offering Circular dated April 6, 2020, which are incorporated herein by reference, that identify important factors that could cause actual outcomes to differ from those expressed or implied in the Company’s forward-looking statements, and that could materially and adversely affect the Company’s business, operating results, and financial condition.

https://www.sec.gov/Archives/edgar/data/1762825/000173112220000349/e1852partiiandiii.htm

You should read the following discussion in conjunction with the Company’s unaudited financial statements and the related notes elsewhere in this Semiannual Report

Item 1. MANAGER’S ANALYSIS AND DISCUSSION OF THE FINANCIAL CONDITION AND PLAN OF OPERATIONS

The Manager’s Discussion and Analysis contains forward-looking statements. Investors should not place undue reliance on forward-looking statements, and should consider carefully the statements made in “Risk Factors” and elsewhere in our Offering Circular dated April 6, 2020, which are incorporated herein by reference, that identify important factors that could cause actual outcomes to differ from those expressed or implied in the Company’s forward-looking statements, and that could materially and adversely affect the Company’s business, operating results and financial condition.

https://www.sec.gov/Archives/edgar/data/1762825/000173112220000349/e1852partiiandiii.htm

You should read the following discussion in conjunction with the Company’s unaudited financial statements and the related notes elsewhere in this Semiannual Report. The financial statements included in this filing for the six months ending as of June 30, 2025, and June 30, 2024, are unaudited, and do not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Overview

The Company was formed on November 26, 2018, and is an Idaho limited liability company. The Company engages in nationwide business purpose lending secured by non-owner-occupied properties and direct investment in real property in and around Spokane, Washington and Coeur d’Alene, Idaho. We utilize an investment strategy that is designed to safeguard our capital through what we believe to be adequate collateral on loans we make and have developed a detailed value analysis designed to produce attractive risk- adjusted returns, although there can be no guarantee our strategy will succeed. Accordingly, we cannot guarantee future results or performance. We directly manage the servicing and operational oversight of our assets through our Manager, Secured Investment Corp., rather than delegate those responsibilities to a third party.

Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement. Our Manager also provides asset management, marketing, investor relations and other administrative services for the Company. Therefore, the Company does not currently have any employees and there is no intention hire any in the future.

Results of Operations – For the six months ending June 30, 2025

As of June 30, 2025, the Company’s cash balance was $(3,689.00), and the total assets were $9,807,543. The amounts stated herein are derived from the unaudited financial statements as of June 30, 2025, included elsewhere in this Semiannual Report. In addition, as of June 30, 2025, revenue from mortgage interest was $368,071, revenue from the gain on sale of loans was $63,766 with loan origination fee income of $35,536, closing fee income of $4,788, and late fee revenue at $6,394. The Company had operating expenses of $334,936 to include asset management fees, performance fees, provisions for expected loan losses, audit and tax professional fees, legal fees, interest expense and other operating expenses, which resulted in a net income for the six months ending June 30, 2025, of $308,206.

As of June 30, 2025, the Company held 41 secured loans with an outstanding principal balance to borrowers of $7,405,553. The Company had 1 loan in foreclosure during the period ending June 30, 2025, which loan has an outstanding principal balance of $129,500.

The Company continued to acquire real property assets during this period. These properties are in various stages of rehabilitation, and the Company’s intent is to sell the properties.

Results of Operations – For the six months ending June 30, 2024

As of June 30, 2024, the Company’s cash balance was $187,419, and the total assets were $9,697,072. The amounts stated herein are derived from the unaudited financial statements as of June 30, 2024, included elsewhere in this Semiannual Report and in the Semiannual Report filed September 30, 2024 available here: https://www.sec.gov/Archives/edgar/data/1762825/000121390024083215/ea0216053-1sa_circleofweal3.htm. In addition, as of June 30, 2024, revenue from mortgage interest was $364,588, revenue from the gain on sale of loans was $91,876 with loan origination fee income of $42,958, closing fee income of $3,775, and late fee revenue at $14,358. The Company had operating expenses of $373,044 to include asset management fees, performance fees, provisions for expected loan losses, audit and tax professional fees, legal fees, interest expense and other operating expenses, which resulted in a net income for the six months ending June 30, 2024, of $322,294.

As of June 30, 2024, the Company held 46 secured loans with an outstanding principal balance to borrowers of $7,285,097. The Company had 2 loans in foreclosure during the period ending June 30, 2024, which loans have an outstanding principal balance of $464,022.

The Company continued to acquire real property assets during this period. These properties are in various stages of rehabilitation, and the Company’s intent is to sell the properties.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the sale of Membership Interests, cash flow from operations, net proceeds from loan repayments and sales, net proceeds from sales of real estate acquisitions, and borrowings under credit facilities. The Company hopes to receive income from the loans it makes in the form of interest, fee and points, and in some situations, profit sharing in certain equity transactions. A loss reserve may be maintained by the Company, as determined by the Manager, in its sole and absolute discretion.

As of the date of this Semiannual Report, we anticipate that adequate cash will be generated from operations to finance our operating and administrative expenses, although there can be no guarantee. However, our ability to support our operations is subject to some uncertainties. Our ability to generate capital is largely dependent upon demand for our senior secured loans (both from borrowers and loan purchasers) and the eventual performance of the borrowers on our senior secured loans. Both demand and borrower performance can be impacted by economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our real property assets is also dependent upon the state of the real estate markets in Spokane, Washington and Coeur d’Alene, Idaho, including the ability of potential buyers to obtain financing at reasonable rates. If cash flow from operations is insufficient, then we may seek to utilize our unsecured line of credit or partially leverage the real property assets we hold to increase liquidity; provided, however, there can be no assurance that this strategy will be successful and there is no assurance that such sources of financing will be available on favorable terms or at all. Importantly, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

The Company will likely have liquidity problems if it cannot continue to raise sufficient funds to operate. Liquidity problems will limit the Company’s diversification in terms of type, number and size of loans we make and real property we are able to acquire. As mentioned above, liquidity is further impacted by performance of the specific loans we make and real property assets we acquire. The Company intends to continuously offer Membership Interests to Investors on an as needed basis to operate its business plan.

The Company is currently in the process of filing a Post Qualification Amendment to amend its Offering Circular and clarify the terms of a recission offer to certain members of the Company. The Company intends to fund the rescission offer (described in Note 11 of the Notes to the unaudited financial statements included in this Semiannual Report) with $100,000 of cash on hand and $525,000 of additional funds from the Manager, for further details see Note 11. In addition, the Company continues to raise capital through new member subscriptions, though at a slower pace than in prior years, reflecting broader investor caution in alternative investments. Liquidity is supported by ongoing loan payoffs and real estate sales, though the Manager remains attentive to balancing new originations with available cash flow, although there can be no assurance that this will be adequate or that continued subscriptions will be available. Completion of the Post Qualification Amendment and resolution of the matters described in Note 11 may require the Company to indefinitely suspend new subscriptions, which may have a negative impact on the Company’s liquidity and capital resources.

Liquidity and capital resources may also be negatively impacted by industry loan purchasers ceasing or limiting their operations due to the lingering impacts of the novel coronavirus pandemic and associated tightening of credit markets, as well as the potential negative impacts of inflation, rising interest rates, and the conflict in Ukraine. Our inability to raise substantial funds would increase the Company’s fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

The Company may become the owner of “REO” properties associated with the foreclosures mentioned above, which will depend on the results of the applicable foreclosure auctions. The Company may experience added costs due to the costs of ownership of real estate in locations outside of the Spokane and Coeur d’Alene markets.

Interest rates have remained elevated into 2025, which continues to impact borrower demand and refinancing activity. While spreads on private credit remain attractive, liquidity in secondary loan sale markets is tighter compared to pre-2023 levels. There can be no assurance that spreads on private credit will remain attractive.

Residential inventory has increased moderately in several regional markets, contributing to longer days on market and price stabilization. However, select geographies (including Spokane and Coeur d’Alene) remain resilient with active investor demand, though at slower absorption rates than in prior years. There can be no assurance that investor demand will remain.

As a result of market events including the conflict in the Ukraine, inflation, historically high rising interest rates, increasing days on market for real estate listings, increasing foreclosures, uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of these events has been rapidly evolving and presents material uncertainty and risk with respect to our future financial results, ability to fund loans, and capital raising efforts. In addition, these events also present material uncertainty and risk with respect to our Manager’s ability to originate loans and achieve successful results in servicing loans that experience an event of default. We are unable to quantify the impact these events may have on the Company or our Manager at this time. Although we have not experienced a significant increase in the number of late payments or defaulting borrowers as of the date of this report, we may experience adverse effects in the performance of our existing loans which may materially alter our ability to make distributions to our Members. However, market conditions may improve if the United States Federal Reserve continues to engage in rapid rate cuts, although there can be no assurance.

Furthermore, we believe that we are near the time when we will be approved to extend a rescission offer to purchasers of our membership interests due to an omission in an earlier version of our Offering Circular to state that affiliates of ours entered into a settlement agreement with the Washington Division of Financial Institutions for violations of the registration provisions of the Washington Business Opportunities Fraud Act and certain litigation settled in Utah in 2009. However, on or about July 24, 2025 the Company received a subpoena from WA DFI requesting documents and information related to sales of securities in Washington State. By and through its legal counsel, the Manager and Company promptly communicated with WA DFI regarding the subpoena. A temporary stay has been placed on the subpoena while the WA DFI Examiner reviews the file and determines timeline and next steps. The Manager is continuing to work with state regulators to resolve this matter and intends to amend its Offering Circular in cooperation with the state regulators and the Securities and Exchange Commission. Pursuant to the rescission offer, certain purchasers may request a refund of their investment plus statutory interest by notifying us of their decision to do so during a specified time period. If a significant number of purchasers elect to accept the offer to rescind their purchases, our liquidity would be adversely affected to the extent of such rescissions. To that end, we continue to work with our legal counsel and intend to file a new Form 1-A and Offering Circular with the Securities and Exchange Commission as soon as possible. This may result in a pause in the offering, or potential inability to continue the offering, as there can be no assurance that the Company will receive qualification of its offering in the future.

Finally, the Company’s business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to potential changes to Regulation A. Adverse developments in general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations and are unable to be precisely quantified at this time.

Off-balance Sheet Arrangements

As of June 30, 2025, and June 30, 2024, we had no off-balance sheet arrangements.

Item 2. OTHER INFORMATION

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Circle of Wealth Fund III LLC

By (Signature and Title) /s/ Lee Aaron Arnold, President and CEO of Secured Investment Corp., Manager

Date October 2, 2025

CIRCLE OF WEALTH FUND III LLC

By:	/s/ Lee Aaron Arnold
Lee Aaron Arnold, President and CEO of Secured Investment Corp., Manager

Date:	October 2, 2025

REPORT OF FINANCIAL STATEMENTS

CIRCLE OF WEALTH FUND III, LLC

June 30, 2025 and 2024

Item 3. FINANCIAL STATEMENTS

Index to Unaudited Financial Statements of Circle of Wealth Fund III, LLC

Circle of Wealth Fund III, LLC

Balance Sheets (unaudited)

ASSETS

	As of June 30, 2025	As of December 31, 2024
ASSETS
Cash and cash equivalents	$(3,689)	$25,471
Mortgage interest receivable	61,248	57,296
Interest-only strip receivables	74,931	98,126
Prepaids and other assets	235,969	45,973
	368,459	226,866
Mortgage loans receivable held for sale	7,405,553	7,228,300
Deferred loan origination fees	(62,756)	(62,010)
	7,342,797	7,166,290
Finance right-of-use asset, net	772,007	785,875
Leasehold improvements	186,264	182,759
	958,271	968,634
Real estate owned	1,138,016	1,436,582
	1,138,016	1,436,582
Total assets	$9,807,543	$9,798,372

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES
Accounts payable and accrued expenses	$48,621	$45,914
Asset management fees payable	12,016	-
Performance fee payable	21,318	-
Due to related party	110,000	-
Accrued distributions payable	10,450	-
Financing lease liability	691,737	704,938
Mortgage notes payable	-	197,220

Total liabilities	894,142	948,072

MEMBERS’ EQUITY
Membership interests, $1,000 par, 50,000 units authorized and 6,757.813 and 7,002.918 units outstanding as of June 30, 2025 and December 31, 2024, respectively	6,757,813	7,002,918
Retained earnings	2,155,588	1,847,382
Total liabilities and members’ equity	$9,807,543	$9,798,372

See accompanying notes. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Circle of Wealth Fund III, LLC

Statements of Income (unaudited)

Six Months Ended June 30, 2025 and 2024

STATEMENTS OF INCOME

	2025	2024
REVENUES
Mortgage interest income	$368,071	$364,588
Net gains on sales of loans	63,766	91,876
Loan origination fee income	35,536	42,958
Net gains on sales of real estate owned	77,817	72,363
Late fee and other income	6,394	14,358
Rent revenue	80,180	95,037
Closing fee income	4,788	3,775

Total revenues	636,551	684,955

OPERATING EXPENSES
Asset management fees	71,707	76,909
Right of use amortization	13,868	13,868
Unrealized losses on assets held at fair value	32,544	13,331
Professional fees	64,626	85,452
Performance fees	37,143	58,901
Property expenses	56,040	55,033
Interest expense	11,392	21,667
Other operating expenses	47,616	47,883

Total operating expenses	334,936	373,044

OTHER INCOME
Interest income	6,591	10,384
Total other income	6,591	10,384

NET INCOME	$308,206	$322,295

Income per unit attributable to members	$34.07	$38.30

Weighted average number of membership units outstanding	9,047.443	8,414.106

Distributions declared per unit	$34.07	$37.05

See accompanying notes. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Circle of Wealth Fund III, LLC

Statements of Changes in Members’ Equity (unaudited)

Six Months Ended June 30, 2025 and 2024

	Membership Interest		Retained Earnings (Accumulated	Total Members’
	Units	Amount	deficit)	Equity
December 31, 2024	7,002.918	$7,002,918	$1,847,382	$8,850,300
Proceeds from issuance of membership interest	858.293	858,293	-	858,293
Distributions declared on membership interest	(308.203)	(308,203)	-	(308,203)
Redemption of membership interest	(795.195)	(795,195)	-	(795,195)
Net income		-	308,206	308,206
June 30, 2025	6,757.813	$6,757,813	$2,155,588	$8,913,401

December 31, 2023	6,857.780	$6,857,780	$1,276,840	$8,134,620
Proceeds from issuance of membership interest	992.927	992,927	-	992,927
Distributions declared on membership interest	(311.764)	(311,764)	-	(311,764)
Redemption of membership interest	(515.279)	(515,279)	-	(515,279)
Net income		-	322,295	322,295
June 30, 2024	7,023.664	$7,023,664	$1,599,135	$8,622,798

See accompanying notes. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Circle of Wealth Fund III, LLC

Statements of Cash Flows (unaudited)

Six Months Ended June 30, 2025 and 2024

STATEMENTS OF CASH FLOWS

Increase (Decrease) in Cash and Cash Equivalents

	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$308,206	$322,294
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized losses on assets held at fair value	35,444	10,213
Net gain on sales of loans	(63,766)	(91,876)
Net gain on sales of real estate owned	(77,817)	(72,363)
Right-of-use asset amortization	13,868	13,868
Change in operating assets and liabilities
Mortgage loans funded	(6,152,031)	(8,411,412)
Proceeds from payoffs or sales of mortgage loans receivable	6,039,291	6,922,322
Mortgage interest receivable	(3,952)	(17,276)
Interest-only strip receivables	23,195	(5,474)
Prepaids and other assets	(189,996)	(32,773)
Accounts payable and accrued expenses	2,711	15,447
Asset management fees payable	12,016	319
Performance fees payable	21,318	(35)
Due to related party	110,000	96,300

Net cash provided by operating activities	78,486	(1,250,446)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of real estate	(120,124)	(831,079)
Capitalized improvements on real estate owned	(173,243)	(60,839)
Capital expenditures right of use asset	(3,505)	(3,695)
Proceeds from sales of real estate owned	634,307	1,142,057

Net cash used for investing activities	337,435	246,444

CASH FLOWS FROM FINANCING ACTIVITIES
Finance lease liability	(13,201)	-
Increase (decrease) in Loans payable	(197,220)	(480,553)
Members’ contributions	858,293	992,927
Members’ distributions	(297,758)	(312,589)
Members’ capital withdrawals	(795,195)	(515,279)

Net cash from financing activities	(445,081)	(315,494)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(29,160)	(1,319,496)

CASH AND CASH EQUIVALENTS, January 1	25,471	1,506,915

CASH AND CASH EQUIVALENTS, June 30	$(3,689)	$187,419

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for taxes	$22,799	$22,623

See accompanying notes. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 1 – Nature of Operations

Circle of Wealth Fund III, LLC (the “Fund”) is an Idaho limited liability company that was organized to make, fund, originate, refinance, purchase, sell and/or otherwise acquire loans secured by first or junior position deeds of trust or mortgages on non-owner occupied residential and commercial properties located throughout the United States; and acquire, develop, rehabilitate, and/or hold and/or sell non-owner occupied real estate located throughout the United States. The Fund is managed by Secured Investment Corp., a Wyoming corporation (the “Manager”). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund’s financial position and results of operations would likely be different absent this relationship with the Manager.

The Fund will continue indefinitely unless dissolved under the provisions of the operating agreement at an earlier date.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Fund have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (U.S. GAAP) and reflect all significant receivables, payables and other liabilities.

Risks and uncertainties – The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to fund loans and acquire real estate as well as potential changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations.

Management estimates and related risks – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the fair value of mortgage loans receivable for sale, fair value of interest-only strip receivables on loans sold and fair value of real estate held and serving as collateral for Fund loans. Although these estimates reflect management’s best estimate, it is at least reasonably possible that a material change to these estimates could occur in the near term.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. Should these markets experience any significant declines, the resulting collateral values of the Fund’s loans and real estate owned will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund’s actual loan losses and proceeds from disposition of real estate could differ significantly from management’s current estimates.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Cash and cash equivalents – The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Mortgage loans receivable held for sale – Mortgage loans, all of which the Fund intends to make available for sale to prospective investors, are stated at the lower of cost or fair value with any change in fair value accounted for as unrealized gains or losses. Mortgage loans make up the only class of financing receivables within the Fund’s lending portfolio. Loans are generally originated with terms of one to three years and are interest-only until maturity. The amortized cost basis of the mortgage loans held for sale includes net deferred fee revenues.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral, less estimated selling expenses.

Interest is accrued daily on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as non-performing and interest is no longer accrued. Any subsequent payments on non-performing loans are applied to reduce the outstanding loan balances including accrued interest and advances.

The Fund has a policy for discontinuing the accrual of interest on loans after payments become greater than 90 days’ delinquent. Loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Interest-only strip receivables – Interest-only strip receivables represent the present value of residual cash flows the Fund expects to receive on mortgage loans receivable held for sale sold to third-party investors after having been originated by the Fund. These receivables are measured at fair value which is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk. The value of interest-only strip receivables could be affected by external factors, such as changes in the behavior patterns of customers and changes in the strength of the economy; therefore, actual performance could differ from these assumptions. The Fund evaluates the performance of the receivables relative to these assumptions on a regular basis. The Manager negotiates the participation interest to be earned by the Fund for loans sold on a case-by-case basis. The interest-only strip rates earned by the Fund during the six months ended June 30, 2025 and 2024 ranged from 0.25% to 4%. The Fund sold and retained a beneficial interest in the interest only strip receivables of 29 loans totaling approximately $3,600,000 and 36 loans totaling approximately $4,400,000 during the six months ended June 30, 2025 and 2024, respectively.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Real estate owned – Real estate purchased is recorded at cost. Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Fair value is usually determined through a sales-comparison approach. Impairment losses of real estate held for use are determined by comparing the fair value less estimated costs to sell to the carrying amount of the property. If fair value less estimated costs to sell is less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value, less estimated costs to sell. Valuations are periodically performed by management, and any subsequent write downs are recorded as a charge to operations. Write ups are only allowed up to the original cost basis at the time of purchase or the net realizable value at the time of foreclosure.

Real estate acquired in full or partial settlement of loan obligations is recorded at its net realizable value, which is the fair value of the property less estimated costs to sell. The difference between net realizable value and the outstanding mortgage loan receivable balance results in a gain or loss that is recognized at the date of foreclosure.

Recognition of gains on the sale of real estate is dependent upon the transaction meeting certain criteria related to the nature of the property, terms of the sale and potential financing.

Fair value measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund’s own data.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

The following methods and assumptions were used to estimate the fair value of financial instruments:

●	Mortgage loans receivable (Level 2 or Level 3). For loans where management determines the fair value of the collateral security is lower than the carrying value of the loan, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

●	Interest-only strip receivables (Level 3). For interest-only strip receivables, the Fund estimates the fair value using internal valuation models. The fair value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk.

●	Real estate owned (Level 2 or Level 3). At the time of acquisition, real estate owned is recorded a the property’s estimated fair value plus any senior indebtedness, less estimated costs to sell, as applicable. The Fund periodically compares the carrying value of real estate owned to the expected fair value of the property which is usually determined through a sales-comparison approach, net estimated costs to sell. If the carrying value exceeds the fair value less estimated costs to sell, the assets are reduced ot estimated fair value. The Fund records the real estate held for sale as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the real estate held for sale of nonrecurring Level 3.

Assets are considered to be measured at fair value on a nonrecurring basis if a change in the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheets. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements that require assets to be assessed for impairment or recorded at the lower of cost or fair value.

Subscription liabilities and subscription funds in transit – The Fund accepts subscription agreements and funds from prospective investors who wish to become members of the Fund. If the subscription funds are needed in the normal course of the Fund’s operations on any day other than the first day of the month, the subscription funds will be borrowed at an annual rate of 6% for the odd days within the month the borrowing took place. The Fund had no subscription liabilities as of June 30, 2025, and December 31, 2024. During the periods ended June 30, 2025, and December 31, 2024, the Fund did not make any borrowings on the subscription funds.

Deferred loan origination fees – Loan origination fees represent amounts charged by the Fund to the borrowers for such things as points, loan processing fees, underwriting fees and other similar charges. As the majority of the Fund’s loans are held for sale, the Fund defers recognition of the fees until the loan is sold.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Income taxes – The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Each individual member reports on their federal and state income tax returns their distributive share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year.

The Fund has evaluated its current tax positions and has concluded that as of June 30, 2025 and 2024, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

The Fund’s income tax returns are subject to review and examination by federal, state, and local governmental authorities. As of December 31, 2024, there are three years open to examination by the Internal Revenue Service and various for state and local governmental authorities.

Leases – The Fund leases one property under a finance lease agreement. The Fund determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the balance sheet. Finance leases are included in finance lease right-of-use assets and finance lease liabilities on the balance sheet. During the periods ended June 30, 2025, and December 31, 2024, the Fund had no operating leases.

ROU assets represent the Fund’s right to use an underlying asset for the lease term and lease liabilities represent the Fund’s obligation to make lease payments arising from the lease. Operating and finance lease ROU assts and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the Fund’s lease agreement does not specify an implicit rate, the Fund uses a risk-free rate based on the information available at the commencement date in determining the present value of lease payments. The finance lease ROU asset is amortized on a straight-line basis over the lease term.

Revenue Recognition – Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan agreement.

Realized gains on sale of real estate owned is recognized at closing in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606).

Transfers of Financial Assets – Transfers of financial assets are accounted for as sales when control over the asset has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Fund, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchanged the transferred assets, and (iii) the Fund does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Reclassifications – Certain amounts in the financial statements for the prior year have been reclassified to conform to the current financial statement presentation. The results of the reclassifications are not considered material and have no effect on previously reported net income or members’ equity. Refer to Note 3 for changes in connection with the misapplication of accounting policies.

Subsequent events – The Fund has evaluated subsequent events through September 15, 2025, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Fund’s financial statements.

Note 3 – Misapplication of Accounting Principles

For the year ended December 31, 2023 the Fund adopted and implemented FASB Topic 326, Financial Instruments – Credit Losses, related to its allowance for credit losses associated with mortgage loans receivable held for sale. Subsequent to the issuance of the financial statements for the year ended December 31, 2023, the Manager determined that FASB Topic 326 is not applicable because mortgage loans receivable held for sale are accounted for under the lower of cost or market method. FASB Topic 326 is applicable only to mortgage loans receivables carried at amortized costs. Therefore, the financial statements no longer reflect the adoption and implementation of FASB Topic 326 and now reflects mortgage loans receivable held for sale at lower of cost or fair value with any change in fair value accounted for as unrealized gains or losses, as appropriate.

Note 4 – Fund Provisions

The Fund is an Idaho limited liability company. The rights, duties, and powers of the members of the Fund are governed by the operating agreement and the Idaho Limited Liability Company Act. The following description of the Fund’s operating agreement and offering circular provides only general information. Members should refer to the Fund’s operating agreement and offering circular for a more complete description of the provisions. The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members representing a majority of the outstanding Fund membership interests may approve or disapprove any of the following matters: (i) the Fund’s merger with or conversion into another entity; (ii) causing the Fund to incur debt which would exceed the amount provided for in the offering circular; (iii) a transaction, not expressly permitted by the operating agreement or offering circular, involving a conflict of interest between the Manager and the Fund; (iv) remove the Manager if: (1) the Manager is convicted or found liable for an act of gross negligence or fraud which materially lowers the net asset value of the Fund, and (2) the holders of at least a majority of the outstanding membership interests vote in favor of such removal; (v) election of a successor manager; (vi) amendments to the operating agreement.

Profits and losses – Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 4 – Fund Provisions (continued)

Fund expenses – The Fund shall bear all costs and expenses associated with the operation of the Fund, including, but not limited to, the annual tax preparation of the Fund’s tax returns, any state and federal income tax due, legal fees, accounting fees, filing fees, and any required independent audit reports required by agencies governing the business activities of the Fund, foreclosure costs and expenses associated with the foreclosing on assets, costs associated with force placed insurance, and costs and expenses associated with the disposition of assets.

Distributions – The Fund will make distributions of one hundred percent of net available proceeds from operations at least monthly to all members. The Fund will make all distributions to the members in proportion to the membership interest they held during the period for which the distribution is declared until each member has received six percent (6%) non-cumulative annual return. If returns are higher than 6% non-cumulative annual return, the remaining funds will be distributed 50% to the members in proportion to their membership interests and 50% to the Manager as a performance fee.

Liquidity, capital withdrawals and early withdrawals – There is no public market for interests of the Fund, and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

A member may withdraw as a member of the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member has been a member of the Fund for a period of at least twelve (12) months; and (ii) the member provides the Manager with a written request for a return of capital at least 90 days prior to such withdrawal. Once the withdrawal is approved by the Manager, the Member may only withdraw up to 25% percent of the total withdrawal amount each following calendar quarter until the full amount is withdrawn. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund’s then cash flow, the amount of Fund reserves and the Fund’s then-current financial condition.

Note 5 – Real Estate Owned

Real estate owned activity as of June 30, 2025 and December 31, 2024 consists of the following:

	As of June 30, 2025	As of December 31, 2024
Beginning balance as of January 1	$1,436,582	$1,247,241
Purchase of real estate	120,124	900,996
Real estate acquired via foreclosure	-	548,022
Capitalized improvements	173,244	126,504
Sales of real estate owned	(591,934)	(1,386,181)
	$1,138,016	$1,436,582

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 6 – Fair Value of Financial Measurements

The following table presents the Fund’s assets measured at fair value at June 30, 2025 (there were no transfers between categories in 2025):

	Level 1	Level 2	Level 3	Total
Interest-only strip receivables	$-	$-	$74,931	$74,931
Real estate owned		-	308,022	308,022
	$-	$-	$382,953	$382,953

There were no mortgage loan receivables with fair value less than cost as of December 31, 2024.

The following table presents the Fund’s assets measured at fair value at December 31, 2024 (there were no transfers between categories in 2023):

	Level 1	Level 2	Level 3	Total
Interest-only strip receivables	$-	$-	$98,126	$98,126
Real estate owned			264,022	264,022
	$-	$-	$362,148	$362,148

The valuation techniques used for fair value Level 3 nonrecurring assets during the period ending June 30, 2025, are shown in the following table:

	Fair Value	Valuation Technique	Unobservable Input	Discount Rate
Interest-only strip receivables	$74,931	Discounted cash flow	Discounted Rate	10%

The valuation techniques used for fair value Level 3 nonrecurring assets during the period ending December 31, 2024, are shown in the following table:

	Fair Value	Valuation Technique	Unobservable Input	Discount Rate
Interest-only strip receivables	$98,126	Discounted cash flow	Discounted Rate	10%

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 7 – Mortgage Notes Payable

In March 2023, the Fund entered into a mortgage payable obligation in the amount of $162,220 associated with the purchase of real estate. Commencing in April 2023 and through April 2048, the maturity date, the mortgage requires monthly payments of $885 of principal and interest. The mortgage bears interest at a rate of 4.5%. Additionally, in March 2023, the Fund entered into a second mortgage payable obligation in the amount of $67,519 associated with the purchase of the same real estate. No payments are required until the debt matures. The original maturity date was March 2024. In 2024, this debt was modified to extend the maturity date to March 2025 with monthly principal payments of $3,000. This mortgage debt is non-interest bearing. The mortgage payable was paid off in June 2025 as a result of the sale of the underlying property. The mortgage notes payable had an outstanding balance of $0 and $197,220 at June 30, 2025 and December 31, 2024, respectively.

Interest expense on the mortgage notes payables totaled $2,842 for the period ending June 30, 2025.

Note 8 – Leases

During 2023, the Fund entered into a finance lease for real estate that is scheduled to expire in April 2028. This lease calls for monthly payments of $3,625, including a balloon payment due in April 2028. At June 30, 2025 the finance lease ROU asset and finance lease liability amounted to $772,007 and $704,938, respectively. At December 31, 2024 the finance lease ROU asset and lease liability amounted to $785,875 and $704,938, respectively. In conjunction with the lease, the Fund entered into an option to purchase the leased real estate. The option becomes effective on January 2, 2026 and expires on May 1, 2028. If the option is exercised, the purchase price will be $750,000 with a credit applied in the amount of $100,000 which represents the consideration paid for the option.

Additional information related to leases for the six months ended June 30, 2025 is as follows:

Financing lease cost:
Amortization of ROU asset	13,868
Interest on lease liability	14,523
Total lease cost	28,392

Other information:
Cash paid for amounts included in the measurement of lease liabilities	21,752
ROU asset obtained in exchange for lease obligation	-
Weighted average remaining lease term	27.85 years
Weighted average discount rate	3.64%

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 8 – Leases (continued)

Future minimum lease payments under non-cancellable leases as of December 31, 2024 were as follows:

Year ending December 31,
2025	21,752
2026	43,503
2027	43,503
2028	652,645
Less: imputed interest	(69,666)
$691,737

Note 9 – Related Party Transactions

Loan origination fees – At the closing of a target asset, a borrower will pay origination points. The origination points shall be disbursed at the closing of a target asset in the following manner: 80% to the Manager or an affiliated company and 20% to the Fund. The Fund recognized loan origination fees of $35,536 and $42,958 for the six months ended June 30, 2025 and 2024, respectively.

Loan servicing fees – Fund loans are serviced by a third-party servicer and a related party servicer selected by the Manager. The loan servicing companies will receive compensation from the Fund for performing these loan servicing activities. The loan servicing companies may also be entitled to retain up to 100% of any late fees and all fees for payoff demand statements and related documents and return check charges. Loan servicing fees amounted to $11,371 and $10,460 for the six months ended June 30, 2025 and 2024, respectively, and are included in the other operating expenses on the accompanying statements of income.

Asset management fees – The Manager earns asset management fees of 1.75% of the Fund’s total asset base as of the last day of the calendar month. The asset management fees are payable beginning on the first day of the first calendar month after the first deployment. Asset management fees earned by the Manager amounted to $71,707 and $76,909 for the six months ended June 30, 2025 and 2024, respectively.

Performance fees – As described in Note 3, after payment to members of a priority return, the Manager is eligible to receive performance fees. Performance fees earned by the Manager amounted to $37,143 and $58,901 for the six months ended June 30, 2025 and 2024, respectively.

Due to related party – The Fund had a payable to the Manager of $110,000 for payments made by the Manger on behalf of the Fund at June 30, 2024. There were no amounts due to the Manager at December 31, 2024.

Operating expenses – The Manager shall be entitled to reimbursement by the Fund for all reasonable and customary expenses incurred in the formation of the Fund and in the ongoing management of the Fund.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 9 – Related Party Transactions (continued)

Loan brokerage fees – For its services in connection with the selection and origination of Fund loans, the Manager charges loan brokerage fees to the borrowers. These fees are paid directly by the borrowers and are not expenses of the Fund.

Rehabilitation services – Arnold Professional Holdings, Inc. (APH), a Washington corporation, is owned by the Chief Executive Officer (CEO) of the Manager. APH is a Washington licensed, bonded and insured general contractor. APH provides general construction services to the Fund in the state of Washington, which may include repairing, renovating and improving real estate investments. APH will receive compensation for its services equal to cost plus twenty percent (20%) plus an additional fifteen percent (15%) bonus on the net profit from the sale of the real estate investment after deducting all costs (including rehabilitation expenses) and selling expenses.

During the six months ended June 30, 2025 and 2024, the Fund paid $54,112 and $175,074, respectively, to APH in rehabilitation services, including compensation as described above, to APH.

Property management fees – Cogo Realty, LLC (Cogo), is owned by the Chief Executive Officer (CEO) of the Manager. Cogo provides property management services to the Fund for rental properties held in the states of Washington and Idaho. Property management fees amount to $9,099 and $9,780 of the years periods ended June 30, 2025 and 2024, respectively, and are included in the property expenses on the accompanying statements of income.

Selling expenses – The CEO of the Manager, is a licensed real estate agent with Keller Williams. The CEO will be retained as the exclusive listing agent for all real estate investments in the state of Washington. The Fund will pay the customary six percent (6%) real estate commission for all real estate investment sold to be shared equally by the listing agent and buyer’s agent unless otherwise agreed.

In addition, there will be instances where a real estate investment listing will be given to a licensed real estate agent in another market who pays a referral fee for the listing. It is not uncommon for a referring agent to receive a 20%-40% share of the commission which will be paid to the listing agent in that market.

Real estate purchases – During 2024, the Fund purchased real estate from another equity fund under the same manager which totaled $773,500. The real estate purchased is included in the balance of real estate held on the accompanying balance sheet as of June 30, 2025. No real estate was purchased from related parties in 2025.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 10 – Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages with the following characteristics as of June 30, 2025:

As of June 30,
2025
Number of secured loans outstanding	41
Total secured loans outstanding	$7,405,553
Average secured loan outstanding	$180,623
Average secured loan as a percentage of total loans	2.44%
Average secured loan as a percentage of members’ equity	2.09%
Largest secured loan outstanding	$354,022
Largest secured loan as a percentage of total loans	4.78%
Largest secured loan as a percentage of members’ equity	4.11%
Number of secured loans over 90 days past due in interest and still accruing	-
Approximate investment in secured loans over 90 days pas due in interest and still accruing	$-
Number of secured loans in foreclosure	1
Approximate principal of secured loans in foreclosure	$129,500
Number of secured loans on non-accrual status	-
Approximate investment in secured loans on non-accrual status	$-
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for expected loan losses)
Number of secured loans over 90 days past maturity	-
Approximate principal of secured loans over 90 days past maturity	$-
Number of states where security is located	19
Number of counties where security is located	32

The Funds’ secured loans are located in various states as follows:

	Loan Balances	Percentage
State
NY	$991,000	13.38%
AL	845,650	11.42%
Other	5,568,903	75.20%
	$7,405,553	100%

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 10 – Loan Concentrations and Characteristics (continued)

The following categories of secured loans were held as follows:

First trust deeds or mortgages	$7,405,553
Loans by type of property
Non-owner occupied residential (1-4 units)	$7,405,553

The schedule below presents the status of the secured loans with regards to interest payments as follows:

Days outstanding
Current (0 to 30 days)	$6,874,031
31 to 90 days	67,500
91 days and greater	464,022

$7,405,553

The future maturities of secured loans are as follows:

Year ending December 31,

2025	2,907,350
2026	4,305,503
2027	192,700
$7,405,553

Note 11 – Commitments and Contingencies

Legal proceedings – The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 11 – Commitments and Contingencies (continued)

Rescission Offer –

The Manager is in the process of amending the Fund’s Offering Circular to further clarify the terms of the recission offer described in the Offering Circular as filed with the Securities & Exchange Commission on April 6, 2020. The Fund intends to offer to repurchase membership interests from Fund members who purchased membership interests between August 30, 2019 and December 20, 2019, subject to requalification of the offering by the Securities & Exchange Commission. The recission offer would allow investors to receive a refund of their investment at the price of their initial capital contribution, plus interest at the current statutory rate per year (as determined by state law in the state the investor resides), from the date they were purchased through the date the investor elects to rescind minus any income received on the membership interests during the time they were held by the investor. On or about July 24, 2025 the Fund received a subpoena from WA DFI requesting documents and information related to sales of securities in Washington State. By and through its legal counsel, the Manager and Fund promptly communicated with WA DFI regarding the subpoena. A temporary stay has been placed on the subpoena while the WA DFI Examiner reviews the file and determines timeline and next steps. The Manager is continuing to work with state regulators to resolve this matter and intends to amend its Offering Circular in cooperation with the state regulators.